State of Delaware
Secretary of State
Division of Corporations
Delivered 04:02 PM 03/15/2023
FILED 04:02 PM 03/15/2023
SR 20231008898 - File Number 7351864

CERTIFICATE OF INCORPORATION OF AMPERE TECHNOLOGIES, INC.

The undersigned, a natural person of the age 18 years or more, acting as incorporator of a corporation under the General Corporation Law of Delaware, Chapter 1, Title 8 of the Delaware Code Annotated, hereby adopts the following Certificate of Incorporation for such corporation.

ARTICLE I

The name of this corporation is Ampere Technologies, Inc. (the "**Corporation**").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 8 The Green, Ste. A, in the City of Dover, County of Kent, Zip Code 19901. The name of its registered agent at such address is A Registered Agent, Inc.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTILCE IV

Section 1. Authorized Shares. The Corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares of common stock authorized to be issued is 7,910,578, par value $0.00001 per share (the "**Common Stock**"), 5,970,000 of which shares are designated as "Class A Voting Common Stock" and 1,940,578 of which shares are designated as "Class B Non-Voting Common Stock". The total number of shares of preferred stock authorized to be issued is 1,977,644, par value $0.00001 per share (the "**Preferred Stock**"), all of which shares are undesignated.

Section 2. Preferred Stock. The Preferred Stock may be issued from time to time and in one or more series. The Board of Directors of the Corporation is authorized to determine or alter the powers, preferences and rights, and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Preferred Stock, to increase or decrease (but not below the number of shares of any such series of Preferred Stock then outstanding) the number of shares of any such series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock. In the event that the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series of Preferred Stock subject to the requirements of applicable law.

Section 3. Common Stock.

Except as set forth herein, the Class A Voting Common Stock and Class B Non-Voting Common Stock shall have identical rights, powers and privileges in every respect (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation) and the Class A Voting Common Stock shall be treated the same as Class B Non-Voting Common Stock (including in any merger, consolidation, share exchange, reclassification or other similar transaction).

(a) *General.* The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock as set forth in the terms hereof.

(b) *Conversion.* The Class B Non-Voting Common Stock shall not be convertible into shares of Class A Voting Common Stock.

(c) *Voting Rights.* The holder of each share of Class A Voting Common Stock shall have the right to one vote for each such share. The holders of Class B Non-Voting Common Stock shall not have the right to vote on any matters brought before the shareholders except as otherwise required by the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

(d) *Dividends.* Subject to the preferential rights of holders of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends (payable in cash, stock, or otherwise), on a pro rata basis, as may be declared thereon by the Board of Directors at any time and from time to time out of any funds of the Corporation legally available therefor; provided, however, that any dividend upon the Common Stock that is payable in Common Stock shall be paid only in Class A Voting Common Stock to the holders of Class A Voting Common Stock and only in Class B Non-Voting Common Stock to the holders of Class B Non-Voting Common Stock.

(e) *Liquidation, Dissolution, or Winding Up.* In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, after the payment of any preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Class A Voting Common Stock and Class B Non-Voting Common Stock on a pro rata basis.

ARTICLE V

Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the

Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VI

Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE IX

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE X

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE XI

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE XII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. This Article XII shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XIII

The incorporator's name is Reid Covington and his address is 26 Dilly Tree Park, Key Largo FL 33037.

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 14th day of March, 2023.

By: /s/ Reid Covington
Reid Covington
Incorporator